                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            (NAME OF SUBJECT COMPANY)

                  CAPITAL REALTY INVESTORS III LTD PARTNERSHIP

                         A DELAWARE LIMITED PARTNERSHIP

                             AT $100.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP

                          EQUITY RESOURCES GROUP, INC.

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            CALCULATION OF FILING FEE

============================================================================================================

                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE

                               $1,200,000                                               $240.00
------------------------------------------------------------------------------------------------------------

*        FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 12,000 UNITS
         AT A PURCHASE PRICE OF $100.00 PER UNIT IN THE PARTNERSHIP.

[  ]     CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING
         WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT
         NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
-------------------------------------------------------------------------------------------------------------

         AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE                   FILING PARTY:      NOT APPLICABLE
         FORM OF REGISTRATION NO.:  NOT APPLICABLE                   DATE FILED:        NOT APPLICABLE

-------------------------------------------------------------------------------------------------------------

=============================================================================================================

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Equity Resource Lexington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") to purchase 12,000 units (the "Units") of limited partnership interests in Capital Realty Investors III Ltd Partnership, a Maryland limited partnership (the "Partnership"), at $100.00 for each Unit, net to the seller in cash, without interest, less any transfer fee charged by the general partner of the Partnership and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 11, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and
(a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 12.          EXHIBITS

            (a)(1)    Offer to Purchase, dated May 11, 2001;
            (a)(2)    Transmittal letter, dated May 11, 2001
            (a)(3)    Agreement of Sale
            (a)(4)    Summary Advertisement
            (b)       Not applicable
            (c)       Not applicable
            (d)       Not applicable
            (e)       Not applicable
            (f)       Not applicable
            (g)       Not applicable
            (h)       Not applicable

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2001          Equity Resource Lexington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By:  Equity Resources Group, Inc.
                             its Manager


                             By:  /s/ EGGERT DAGBJARTSSON
                                  -------------------------------------
                                            Eggert Dagbjartsson
                                            Executive Vice President

                                  EXHIBIT INDEX

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                                                                                            SEQUENTIAL
EXHIBIT NO.                                         DESCRIPTION                            PAGE NUMBER
---------------------------------------------------------------------------------------------------------------

(a)(1) -                         Offer to Purchase, dated May 11, 2001.                        4-28
---------------------------------------------------------------------------------------------------------------

(a)(2) -                         Transmittal letter, dated May 11, 2001                         29
---------------------------------------------------------------------------------------------------------------

(a)(3) -                         Agreement of Sale                                            30-33
---------------------------------------------------------------------------------------------------------------

(a)(4)                           Summary Advertisement                                          34
---------------------------------------------------------------------------------------------------------------

(b) -                            Not applicable.
---------------------------------------------------------------------------------------------------------------

(c) -                            Not applicable.
---------------------------------------------------------------------------------------------------------------

(d) -                            Not applicable.
---------------------------------------------------------------------------------------------------------------

(e) -                            Not applicable.
---------------------------------------------------------------------------------------------------------------

(f) -                            Not applicable.
---------------------------------------------------------------------------------------------------------------

(g)                              Not applicable
---------------------------------------------------------------------------------------------------------------

(h)                              Not applicable.
---------------------------------------------------------------------------------------------------------------